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Exhibit 99.1

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE; ALL NUMBERS IN U.S. DOLLARS

FALCONBRIDGE REPORTS RECORD FIRST QUARTER
EARNINGS OF US$184 MILLION

TORONTO, Ontario April 16, 2004 — Falconbridge Limited (TSX: FL) today reported consolidated earnings of $184 million or $1.02 per common share ($1.01 per share on a diluted basis) for the first quarter of 2004. This compares with earnings of $38 million or $0.21 per common share on a basic and diluted basis for the first quarter of 2003.

First quarter 2003 earnings have been restated to reflect the adoption of new CICA standards to account for asset retirement obligations.

First Quarter 2004 Highlights
Realized prices

  •
  Significantly increased over first quarter 2003 — nickel, copper, zinc and cobalt were 80%, 55%, 33% and 201% higher, respectively

Production

  •
  Exceeded most targets despite strike impact in Sudbury, Ontario and an eight-day planned shutdown to facilitate the transition and expansion of Collahuasi mine in Chile

  •
  Secured additional long-term zinc feed for Kidd, which will enable the zinc refinery to run at full capacity and with improved margins

Financial position

  •
  Annualized return on shareholders' equity of 36%

  •
  Cash flow increased to $262 million from $106 million a year ago

  •
  Improved net debt to net debt plus equity ratio at the end of March 2004 to 32% from 37% at year-end 2003

  •
  Reinforced ability to fund projects and grow the businesses resources

Resources

  •
  Increased Nickel Rim South inferred resource to 13.2 million tonnes

  •
  Signed letter of intent for joint venture with Barrick Gold Corporation in Tanzania

Commentary

"We are pleased with our financial results, which established a new quarterly record. We had solid production despite the strike in Sudbury and as a result of our initiatives to control costs, we were able to take full advantage of the substantial increase in metal prices," said Aaron Regent, President and Chief Executive Officer of Falconbridge. "The outlook continues to be very positive with high metal prices expected for the balance of the year. We are becoming increasingly optimistic that we will be able to make up a large portion of the nickel production lost during the Sudbury strike and our copper production is expected to exceed last year's level by 10%. We are in an excellent position to continue to benefit from the positive metal price environment."

Report on Operations

First Quarter 2004 Results

First quarter 2004 operating income totaled $268 million, compared with operating income of $61 million for the same period of 2003. Consolidated revenues of $734 million increased from $472 million in the first quarter of 2003. Both increases reflect higher average realized nickel, copper and zinc prices, which were up 80%, 55% and 33%, respectively, partially offset by lower copper sales volumes and by the impact of a higher US/Canadian exchange rate on Canadian operating costs. Corporate income of $10 million compared to corporate costs of $7 million in the same period last year, because of mark-to-market gains on interest rate swaps and related interest income. During the quarter, cash flow from operations before working capital improved to $262 million, compared to $106 million for the corresponding period of 2003.

Nickel Operations

During the first quarter of 2004, refined nickel production totaled 26,858 tonnes compared with 27,450 tonnes for the corresponding quarter a year ago. Production in the quarter was negatively affected by the strike at the Sudbury operations. Operating income for the quarter increased to $186 million from $48 million a year ago, due to higher nickel, copper, cobalt and precious metal prices, partially offset by strike costs, estimated at $13 million.

Integrated Nickel Operations (INO)

Sudbury mines production was 4,404 tonnes during the first quarter of 2004 compared with 6,221 tonnes in the first quarter of 2003. The shortfall in production was attributable to the strike. The production ramp-up after the strike was completed ahead of schedule. For 2004, nickel in concentrate production is now forecast at 22,000 tonnes (original target was 25,000 tonnes).

At Raglan, nickel in concentrate production in the quarter was on target at 6,668 tonnes and copper production was 1,733 tonnes, essentially unchanged from 2003.

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At the Sudbury smelter, nickel in matte production decreased to 11,404 tonnes in the first three months of 2004 from 14,851 tonnes in the same period of 2003. The ramp-up following the strike went smoothly. The smelter will begin an eight-week maintenance shutdown starting June 14.

At Nikkelverk, the first-quarter nickel production level of 18,859 tonnes was lower than in the first quarter of 2003 due to the strike. For 2004, refined nickel production is now forecast at 72,000 tonnes (previously 75,000 tonnes).

First quarter 2004 INO operating income was $130 million compared to $44 million in the same period of 2003. The increase in INO's contribution was due to the impact of higher metal prices, which was reduced by costs associated with the strike, higher depreciation and amortization charges and higher unit costs, which were exacerbated by a stronger Canadian dollar.

Falconbridge Dominicana, C. por A. (Falcondo)

In the first quarter of 2004, Falcondo produced 7,999 tonnes of nickel in ferronickel compared to 6,887 tonnes in the first quarter of 2003. Falcondo's operating income for the first quarter of 2004 was $55 million, which compares with $4 million for the three months ended March 31, 2003. The $51 million higher contribution reflects an 86% increase in realized ferronickel prices and higher sales volumes.

Copper Operations

During the first quarter of 2004, mine copper production totaled 65,929 tonnes compared with 78,562 tonnes a year ago. Operating income for the first quarter increased to $72 million from $20 million a year ago, due to the impact of higher copper prices offset by lower sales volumes.

Kidd Operations

Kidd realized an operating profit of $3 million in the quarter, compared to an operating loss of $14 million for the corresponding period of 2003. Kidd generated $16 million of operating cash flow, up from a breakeven cash flow in the corresponding quarter a year ago. The profit reflects higher base metal prices, improved realizations for by-products and lower cost of sales offset in part by the impact of lower treatment and refining charges and lower sales volumes for both copper and zinc.

Copper and zinc production from the Kidd Mine during the first quarter of 2004 totaled 9,296 and 20,792 tonnes, respectively. Mine production was negatively impacted by a stope blockage and a ventilation fan breakdown. Copper and zinc ore grades were 1.81% and 5.05%, respectively. The copper and zinc mine production forecast for 2004 have been revised to 43,000 tonnes and 90,000 tonnes, respectively.

Copper cathode production for the first quarter of 2004 was 33,722 tonnes and refined zinc production was 28,458 tonnes, reflecting lower mine production and a shortage of custom feed availability. For 2004, zinc production is now forecast to be 120,000 tonnes as a result of securing additional custom feed.

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During the quarter, the Company reached an agreement with Agnico Eagle for a life-of-mine contract to process the majority of their annual production of zinc concentrate. This will ultimately provide the zinc operations at Kidd with an annual supply of over 100,000 tonnes of precious metal-bearing zinc concentrate, and will enable it to run with improved margins at full capacity.

At the beginning of July, the copper and zinc operations will take shutdowns of five and seven weeks respectively. The shutdowns are largely for maintenance reasons, but they will also reduce custom concentrate requirements, given the current low treatment charge environment and energy consumption in what is typically a period of high rates. Duration of the outages is subject to change based on market conditions.

Work at Mine D is advancing as planned with first ore production expected near the end of 2004 with ramp-up during the first half of 2005. Mine D will improve operational reliability and predictability and maintain the mining rate at 2.4 million tonnes per year.

Collahuasi (all numbers based on Falconbridge's 44% share)

Copper production in the first quarter of 2004 was 35,369 tonnes, compared to the 44,211 tonnes produced in the same quarter last year, due to lower ore grades (1.45% versus 1.57% in the first quarter of 2003). Copper cathode production in the quarter was 6,152 tonnes, 10% lower than first quarter 2003 production of 6,862 tonnes, due to operational difficulties with the leaching process after heavy rainfall in January and February.

Operating earnings for the first quarter of 2004 were $45 million, compared to $28 million earned in the same quarter last year. Earnings reflect the significant increase of average copper prices to $1.24 a pound during the first quarter of year 2004, compared with the 75 cents a pound of a year ago.

The move of the operations from Ujina to Rosario and the expansion of the concentrator to 110,000 tonnes per day of ore are on schedule and budget. At the end of March, the project was 93% complete. The commissioning of the new crusher at Rosario and the conveyor belt transporting the ore from Rosario to Ujina began at the end of March.

Lomas Bayas

Copper cathode production in the first quarter of 2004 was 15,728 tonnes, 8% higher than the 14,572 tonnes produced in same quarter last year. Operating earnings in the first quarter were $24 million, compared to $6 million earned in the same quarter last year. The increase largely reflects the significant improvement in copper prices.

Lomas Bayas had stable operations during the first quarter of 2004. Roughly 93% of the copper produced was LME-deliverable, compared to a plan estimate of 85%. The completion date for the expansion of the crusher is April 2004 and the project remains on budget.

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Liquidity and Capital Resources

Cash generated from operating activities before working capital changes totaled $262 million compared to $106 million for the first quarter of 2003. Capital expenditures and deferred project costs for the first quarter of 2004 were $101 million. Working capital increased to $791 million at the end of the first quarter of 2004 from $649 million at the end of December of 2003. Dividends of $15 million were paid during the first quarter.

Cash resources stood at $416 million at March 31, 2004. The net debt to net debt plus equity ratio improved to 32% at the end of March from 37% at the end of 2003.

Other Developments

Nickel Rim South, Ontario

On March 12, 2004, Falconbridge updated its estimate of the inferred resources at the Nickel Rim South deposit. The total estimate is now 13.2 million tonnes grading 1.7% nickel, 3.5% copper, 0.04% cobalt and significant platinum group metals, compared to 6.3 million tonnes at the beginning of 2003. Additional surface drilling continues to define the resource, which remains open in the up-dip direction.

An underground definition program has been approved and site preparation has begun. The five-year, $368-million program has already gone ahead with production expected to start in 2008. Once completed, a further $185 million will be required to bring the mine into production. After taking into account pre-production revenues of $141 million, the overall net capital cost will be $413 million.

"The development of Nickel Rim South reinforces the potential of the Company's mining base in an area where it has extensive infrastructure available," said Mr. Regent. "In addition, it will support the full utilization of Falconbridge's smelting and refining capacity, further improving its cost structure and re-establishing Sudbury as a strong production base."

Fraser Morgan, Ontario

Exploration is continuing at the Fraser Morgan deposit, which now has an indicated resource of 3.8 million tonnes grading 1.71% nickel, 0.52% copper and 0.06% cobalt, plus inferred resources of 2.5 million tonnes grading 1.4% nickel, 0.4% copper and 0.05% cobalt. One major advantage is that this deposit is accessible from existing Fraser Mine infrastructure.

Kabanga, Tanzania

Work on the Kabanga joint venture with Barrick Gold Corporation continues to advance, with work focusing on completing due diligence, the closing documents and the off-take agreements.

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Labour Contracts

Two contracts will expire during the second quarter of 2004. In Norway, the trade unions negotiate a nation-wide collective agreement, which includes unionized workers at Nikkelverk. The current contract expires on May 31, 2004. In Chile, the current contract with unionized employees at Collahuasi will expire on June 30, 2004. There are 645 operators involved, representing 90% of operators and 67% of all employees.

Dividend Payment

On April 16, 2004 the Board of Directors declared dividends of 10 cents Cdn per Common Share payable May 12, 2004 to shareholders of record April 28, 2004 and of 2 cents Cdn per Preferred Share Series 1 payable June 1, 2004 to shareholders of record May 16, 2004. The Preferred Share Series 2 pays a monthly floating dividend based on the prime interest rate, payable on the 12th day of each following month for record holders of the last business day of the preceding month. For Preferred Share Series 3, a dividend of 28.63 cents Cdn per share was declared and is payable June 1, 2004 to shareholders of record May 18, 2004. The Company intends to continue paying the common share dividend in Canadian dollars but will review the situation on a periodic basis. The preferred share dividends will continue to be declared in Canadian dollars.

This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian – U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Log on to www.falconbridge.com to listen to Falconbridge's quarterly teleconference with investors and analysts on April 16, 2004 at 12 p.m. EST. A recording of the call will be posted on the site as soon as it is available. The Annual General Meeting will follow at 2 p.m. EST at the Design Exchange, Trading Floor, 234 Bay Street, Toronto.

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For further information please contact:
Denis Couture, Vice-President, Investor Relations, Communications & Public Affairs
416-982-7020
denis.couture@toronto.norfalc.com

Michael Doolan, Senior Vice-President and Chief Financial Officer
416-982-7355
Michael.doolan@toronto.norfalc.com

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FALCONBRIDGE LIMITED

QUARTERLY FINANCIAL STATEMENTS

MARCH 31, 2004

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended March 31,
	2004	2003
	(unaudited — in thousands of United States dollars)
Revenues	$734,481	$472,113

Operating expenses
Costs of sales
Costs of metal and other product sales	404,427	331,840
Depreciation of plant and equipment	41,080	41,354
Amortization of development and preproduction expenditures	15,416	16,156

	460,923	389,350
Selling, general and administrative	24,384	21,248
Exploration	3,376	2,226
Research and process development	1,851	1,870
Other income	(23,826)	(3,675)

	466,708	411,019

Operating income	267,773	61,094

Interest	10,358	12,065

Earnings before taxes and non-controlling interest	257,415	49,029
Income and mining taxes	69,063	10,315
Non-controlling interest in earnings of subsidiaries	4,044	254

Earnings for the period	$184,308	$38,460
Dividends on preferred shares	1,965	2,043

Earnings attributable to common shares	$182,343	$36,417

Basic earnings per common share	$1.02	$0.21
Diluted earnings per common share	$1.01	$0.21

FALCONBRIDGE LIMITED

EARNINGS CONTRIBUTIONS

	Three months ended December 31,
	2004	2003
	(unaudited — in thousands of United States dollars)
Principal operations —
Integrated Nickel Operations (INO)	$130,428	$43,830
Falconbridge Dominicana, C. por A.	55,416	3,987

Nickel Operations	185,844	47,817

Kidd Creek Operations	3,018	(13,547)
Collahuasi	45,239	27,503
Lomas Bayas	23,500	5,870

Copper Operations	71,757	19,826
Corporate costs	(10,172)	6,549

Operating income	267,773	61,094
Interest	10,358	12,065
Income and mining taxes	69,063	10,315
Non-controlling interest in earnings of subsidiaries	4,044	254

Earnings for the period	184,308	38,460
Dividends on preferred shares	1,965	2,043

Earnings attributable to common shares	$182,343	$36,417

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31, 2004	December 31, 2003
	(unaudited — in thousands of United States dollars)
ASSETS
Current
Cash and cash equivalents	$415,519	$298,091
Accounts and metals settlements receivable	296,412	257,835
Inventories	477,542	441,733

Total current assets	1,189,473	997,659

Property, plant and equipment	2,165,236	2,148,964
Development and preproduction expenditures, net	832,049	821,036
Deferred expenses and other assets	295,103	203,984

Total assets	$4,481,861	$4,171,643

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$284,669	$255,085
Income and other taxes payable	37,526	23,158
Long-term debt due within one year	76,598	70,637

Total current liabilities	398,793	348,880

Long-term debt	1,341,258	1,356,589
Future income and mining taxes	242,968	204,948
Employee future benefits	141,612	150,399
Other long-term liabilities	209,108	146,488
Non-controlling interest	29,968	25,923

Total liabilities	2,363,707	2,233,227

Shareholders' equity	2,118,154	1,938,416

Total liabilities and shareholders' equity	$4,481,861	$4,171,643

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Period ended March 31, 2004		Period ended March 31, 2003
	Number	Amount	Number	Amount
	(unaudited — in thousands of United States dollars)
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of period	178,792,492	$1,449,980	177,603,432	$1,430,383
Issued pursuant to employee stock options	700,498	11,243	7,800	81

Balance, end of period	179,492,990	1,461,223	177,611,232	1,430,464

Preferred shares Series 1
Balance, beginning and end of period	89,835	587	89,835	587

Preferred shares Series 2
Balance, beginning of period	7,910,165	129,209	7,910,165	129,209
Conversion of units	(3,122,882)	(78,072)	—	—

Balance, end of period	4,787,283	51,137	7,910,165	129,209

Preferred shares Series 3
Balance, beginning of period	—	—	—	—
Issue of units	3,122,882	78,072	—	—

Balance, end of period	3,122,882	78,072	—	—

Contributed surplus		2,196		2,265

Surplus (Deficit)
Balance, beginning of year		128,316		(77,231)
Adjustment for change in accounting standards
Asset retirement obligations		10,517		13,707
Adjustment for change in accounting policies
Capitalization of interest		—		37,821
Costing of inventory		—		33,669
Earnings for the period		184,308		38,460
Dividends
— Common shares		(13,513)		(11,943)
— Preferred shares		(1,966)		(2,043)

Balance, end of period		307,662		32,440

Cumulative translation adjustment		217,277		76,363

Total shareholders' equity		$2,118,154		$1,671,328

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2004	2003
	(unaudited — in thousands of United States dollars)
Operating activities
Earnings (loss) for the period	$184,308	$38,460
Add (deduct) items not affecting cash
Depreciation and amortization	56,590	56,456
Future income and mining taxes	39,521	6,024
Non-controlling interest in loss of subsidiaries	4,044	327
Other	(15,457)	7,582
Contributions to pension fund in excess of expense	(6,660)	(2,386)

Cash provided by operating activities before working capital changes	262,346	106,463
Net change in receivables, inventories and payables	(30,964)	(51,654)

Cash provided by operating activities	231,382	54,809

Investing activities
Capital expenditures and deferred project costs	(100,715)	(65,101)
Change in other assets	(2,002)	(2,326)

Cash used in investing activities	(102,717)	(67,427)

Financing activities
Long-term debt, including current portion:
Issued	—	30,490
Repaid	(7,500)	—
Dividends paid	(14,980)	(13,986)
Repurchase of common shares	—	—
Issue of common shares	11,243	82

Cash provided by (used in) financing activities	(11,237)	16,586

Cash provided (used) during the period	117,428	3,968
Cash and cash equivalents, beginning of period	298,091	164,563

Cash and cash equivalents, end of period	$415,519	$168,531

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

	Three months ended March 31,
	2004	2003
	(unaudited)
Mine production (tonnes)
Sudbury
Nickel	4,404	6,221
Copper	3,803	7,264
Raglan
Nickel	6,668	6,740
Copper	1,733	1,797
Falcondo
Ferronickel	7,999	6,887
Kidd Mining Division
Copper	9,296	10,718
Zinc	20,792	21,172
Silver (000s ounces)	1,194	739
Collahuasi
Copper	35,369	44,211
Lomas Bayas
Copper	15,728	14,572
Total mine output
Nickel	19,071	19,848
Copper	65,929	78,562
Metal production (tonnes)
Sudbury — Smelter output
Nickel	11,404	14,851
Copper	4,234	5,187
Nikkelverk — Refinery output
Nickel	18,859	20,563
Copper	9,746	8,535
Falcondo
Ferronickel	7,999	6,887
Kidd Metallurgical Division
Zinc plant output — zinc	28,458	37,935
Copper Cathode — refinery output	33,722	36,959
Blister Copper	33,597	36,768
Collahuasi
Copper	6,152	6,862
Lomas Bayas
Copper	15,728	14,572
Total refined output
Nickel	26,858	27,450
Copper	65,348	66,928

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended March 31,
	2004	2003
	(unaudited)
Metal sales (tonnes, except precious metals and silver)
Integrated Nickel Operations (INO)
Nickel	18,118	20,325
Nickel purchased for resale	—	—

Total	18,118	20,325

Copper	13,197	14,470
Precious metal revenues ($000s)	21,727	19,964
Ferronickel	6,777	6,536
Kidd Creek Division
Zinc (including metal in concentrate)	26,525	35,517
Copper (including metal in concentrate)	28,969	28,773
Silver (000s ounces)	1,004	1,204
Collahuasi
Copper (including metal in concentrate)	28,879	44,429
Lomas Bayas
Copper	15,935	14,578
Total Sales
Nickel	24,895	26,861
Copper	86,980	102,250
Average prices realized (US$ per pound, except silver)
Nickel	$6.88	$3.83
Ferronickel	6.80	3.65
Copper	1.21	0.78
Zinc	0.52	0.39
Silver (US$ per ounce)	6.42	4.69

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FALCONBRIDGE REPORTS RECORD FIRST QUARTER EARNINGS OF US$184 MILLION
FALCONBRIDGE LIMITED QUARTERLY FINANCIAL STATEMENTS MARCH 31, 2004